                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                ---------------
                                OZEMAIL LIMITED
                              (ACN # 066 387 157)
                           (NAME OF SUBJECT COMPANY)
                      UUNET HOLDINGS AUSTRALIA PTY LIMITED
                            UUNET TECHNOLOGIES, INC.
                               MCI WORLDCOM, INC.
                                    (BIDDER)
                                ---------------
                              ORDINARY SHARES AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 10 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)
                                ---------------
                            [NONE] (ORDINARY SHARES)
                    [692674104] (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ---------------
                               CHARLES T. CANNADA
                  SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT
                               MCI WORLDCOM INC.
                             515 EAST AMITE STREET
                          JACKSON, MISSISSIPPI 39201
                                 (601) 360-8600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                ---------------
                                WITH  COPIES TO:

            R. RANDALL WANG, ESQ.        MARTINA W. KNEE, ESQ.
            BRYAN CAVE LLP               UUNET TECHNOLOGIES, INC.
            ONE METROPOLITAN SQUARE      3060 WILLIAMS DRIVE
            SUITE 3600                   FAIRFAX, VIRGINIA  22031
            ST. LOUIS, MISSOURI  63102   (703) 206-5600
            (314) 259-2000

                           CALCULATION OF FILING FEE

===============================================================================
                TRANSACTION VALUATION*            AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------
                    $296,620,786                         $59,325
================================================================================

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 134,827,630 ordinary shares of OzEmail Limited, including ordinary shares represented by American Depositary Shares (the "Shares"), at US$2.20 net per ordinary share in cash. Such number of Shares represents the Shares outstanding as of December 21, 1998 (excluding shares owned by the Bidder) plus the number of Shares issuable upon the exercise of all outstanding options as of December 21, 1998.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by UUNET Holdings Australia Pty Limited for such number of shares.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
    Form of Registration No.:  Not applicable.  Date filed:    Not applicable.

                        (Continued on following pages)
                               Page 1 of 11 pages
                      Exhibit Index is located on page 7.
================================================================================

                                     14D-1
CUSIP NO. 692674104                                           Page 2 of 11 Pages

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              UUNET HOLDINGS AUSTRALIA PTY LIMITED (00-00000000)
-------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
-------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW SOUTH WALES, AUSTRALIA
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                   14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     14D-1
CUSIP NO. 692674104                                           Page 3 of 11 Pages

-------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      UUNET TECHNOLOGIES, INC.  54-1543611
-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                       WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                       14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    14D-1
CUSIP NO. 692674104                                          Page 4 of 11 Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                     MCI WORLDCOM, INC.  58-1521612
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                     WC & BK
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                     GEORGIA
--------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     21,863,174
--------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES*

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     14.9%
--------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    14D-1
CUSIP NO. 692674104                                          Page 5 of 11 Pages


     This Statement on Schedule 14D-1 also constitutes Amendment No. 1 to
Schedule 13D and relates to the offer by UUNET Holdings Australia Pty Limited, a company incorporated in New South Wales, Australia ("Purchaser") and a wholly owned subsidiary of UUNET Technologies, Inc., a Delaware corporation ("Intermediate"), which is, in turn, a wholly-owned subsidiary of MCI WORLDCOM, Inc. a Georgia corporation ("Parent"), to purchase all outstanding: (a) ordinary shares (the "Shares") of OzEmail Limited, a corporation incorporated under the laws of the State of New South Wales, Australia (the "Company"), and (b) American Depositary Shares (ADSs"), each representing 10 Ordinary Shares (the Shares and the ADSs collectively, the "Securities"), of the Company, at a price of US$2.20 per Share and US$22.00 per ADS, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 1999 (Sydney time (January 7, 1999, New York time)), a copy of which is attached hereto as Exhibit (a)(1) and (i) in the case of Shares, in the related Acceptance and Transfer Form, a copy of which is attached hereto as Exhibit (a)(2) and (ii) in the case of ADSs, in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(3) (which Offer to Purchase, Acceptance and Transfer Form and Letter of Transmittal, as amended from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is OzEmail Limited, a corporation incorporated under the laws of the State of New South Wales, Australia. The address of the Company's principal executive offices is Ground Floor, Building B, 39 Herbert Street, St. Leonards, New South Wales, Australia.

     (b) The information concerning the title, number of shares outstanding, and number of shares being sought set forth in the Introduction and Offer of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the markets for, and the price of, the Shares and ADSs, set forth in Section 6 ("Price Range of Shares; Dividends; Exchange Rate") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) The information contained in the Introduction and Offer and Section 8 ("Certain Information Concerning Purchaser, Intermediate and MCI WorldCom") of the Offer to Purchase and in Schedule A thereto is incorporated herein by reference. The name, business address, present principal occupation or employment and the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, of each director and executive officer of Purchaser, Intermediate and Parent are set forth in Schedule A to the Offer to Purchase and are incorporated by reference herein.

     (d) The material occupations, positions, offices or employments during the last five years (including starting and ending dates of each) and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on, of each director and executive officer of Purchaser, Intermediate and Parent are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, Intermediate nor Parent, nor any persons controlling Purchaser, Intermediate or Parent, nor, to the best knowledge of Purchaser, Intermediate and Parent, any of the persons listed on Schedule A to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The citizenship of each of the directors and executive officers of the Purchaser, Intermediate and Parent is set forth in Schedule A to the Offer to Purchase and is incorporated herein by reference.

                                    14D-1
CUSIP NO. 692674104                                          Page 6 of 11 Pages


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b)  The information set forth in the Introduction and Offer,
Section 8 ("Certain Information Concerning the Purchaser, Intermediate and MCI WorldCom"), Section 10 ("Background of the Offer; Contacts with OzEmail") and
Section 11 ("Purpose of the Offer; Plans for OzEmail") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 11 ("Purpose of the Offer; Plans for OzEmail") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 11 ("Purpose of the Offer; Plans for OzEmail") and Section 13 ("Effect of the Offer on the Market for the Securities; The Nasdaq National Market and Australian Stock Exchange Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction and Offer of the Offer to Purchase and Schedule B thereto is incorporated herein by reference.

     (b) The information set forth in the Introduction and Offer of the Offer to Purchase and Schedule B thereto is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser, Intermediate and MCI WorldCom"), Section 10 ("Background of the Offer; Contacts with OzEmail"), and Section 11 ("Purpose of the Offer; Plans for OzEmail") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Offer and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Purchaser is a newly formed corporation which has engaged in no activities other than in connection with the purchase of Shares and the Offer (as defined in the Offer to Purchase). Accordingly, the financial statements of Purchaser are not material to a decision by a security holder of the Company to sell, tender or hold shares. Intermediate is a wholly owned subsidiary of MCI WorldCom and therefore the financial statements of Intermediate's activities are not provided, but Intermediate's financial results are included in the consolidated financial statements of MCI WorldCom. The information set forth in
Section 8 ("Certain Information Concerning Purchaser, Intermediate and MCI WorldCom") of the Offer to Purchase and the audited financial statements presented in Parent's Current Report on Form 8-K dated May 28, 1998 (filed May 28, 1998) and the unaudited financial statements contained in MCI WorldCom's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 filed by Parent under File No. 0-11258 with the Securities and Exchange Commission are incorporated herein by reference. The incorporation herein by reference of the above referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold shares being sought in the Offer.

                                    14D-1
CUSIP NO. 692674104                                           Page 7 of 11 Pages


ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser, Intermediate and MCI WorldCom") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in the Introduction and Offer and Sections 11 ("Purpose of the Offer; Plans for OzEmail") and 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares; The Nasdaq National Market and Australian Stock Exchange Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (e)  None.

     (f) The information set forth in the Offer to Purchase, the Acceptance and Transfer Form and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1), (a)(2), and (a)(3), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated January 8, 1999 (Sydney, Australia time) (January 7, 1999, New York time).

     (a)(2)  Acceptance and Transfer Form.

     (a)(3)  Letter of Transmittal.

     (a)(4)  Notice of Guaranteed Delivery.

     (a)(5) Letter from Merrill Lynch to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

     (a)(6) Letter to ADS Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

     (a)(7) Form of Summary Advertisement as published in the Wall Street Journal on January 7, 1999 (New York City time).

     (a)(8) News Release dated January 7, 1999 (Jackson, MS time), issued by Parent.

     (a)(9) News Release dated December 13, 1998 (Jackson, MS time) and December 14, 1998 (Sydney, Australia time), issued by Parent (incorporated by reference to Schedule 1 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

     (a)(10) News Release dated December 14, 1998 (Sydney, Australia time), issued by the Company (incorporated by reference to Schedule to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

     (b)(1) Amended and Restated Facility A Revolving Credit Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc

                                    14D-1
CUSIP NO. 692674104                                           Page 8 of 11 Pages

             Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated as of August 6, 1998 (incorporated herein by reference to Exhibit 10.1 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

     (b)(2) 364-day Revolving Credit and Term Loan Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit 10.3 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

     (c) Subscription Agreement, dated December 11, 1998, by and between the Purchaser and the Company. (incorporated by reference to Exhibit
             99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

     (d)     [Not applicable.]

     (e)     [Not applicable.]

     (f)     [Not applicable.]


               The undersigned hereby agree to jointly file a statement on
     Schedule 14D-1 and Schedule 13D, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 14d-1 and Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

                                    14D-1
CUSIP NO. 692674104                                           Page 9 of 11 Pages

                        SIGNATURE AND POWER OF ATTORNEY

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          UUNET Holdings Australia Pty Limited ("Purchaser") hereby constitutes and appoints John W. Sidgmore, Scott D. Sullivan and Charles T. Cannada, and each of them (with full power to each of them to act alone), the true and lawful attorney-in-fact and agent for Purchaser, to act on behalf of and in the name of Purchaser in connection with this Schedule 14D-1 and Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Purchaser ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.

Dated:  January 7, 1999

                                        UUNET HOLDINGS AUSTRALIA PTY LIMITED

                                        By:  /s/ Charles T. Cannada
                                             ------------------------------
                                        Name:     Charles T. Cannada
                                        Title:         Director

                                    14D-1
CUSIP NO. 692674104                                          Page 10 of 11 Pages


                        SIGNATURE AND POWER OF ATTORNEY

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          UUNET Technologies, Inc. ("Intermediate") hereby constitutes and appoints John W. Sidgmore, Scott D. Sullivan and Charles T. Cannada, and each of them (with full power to each of them to act alone), the true and lawful attorney-in-fact and agent for Intermediate, to act on behalf of and in the name of Intermediate in connection with this Schedule 14D-1 and Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Intermediate ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.

Dated:  January 7, 1999


                                            UUNET TECHNOLOGIES, INC.

                                        By:    /s/ Mark F. Spagnolo
                                              --------------------------
                                        Name:       Mark F. Spagnolo
                                        Title:    President and Chief
                                                   Executive Officer

                                    14D-1
CUSIP NO. 692674104                                         Page 11 of 11 Pages
                        SIGNATURE AND POWER OF ATTORNEY

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          MCI WORLDCOM, Inc. ("Parent") hereby constitutes and appoints John W. Sidgmore, Scott D. Sullivan and Charles T. Cannada, and each of them (with full power to each of them to act alone), the true and lawful attorney-in-fact and agent for Parent, to act on behalf of and in the name of Parent in connection with this Schedule 14D-1 and Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Parent ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.

Dated:  January 7, 1999


                                              MCI WORLDCOM, Inc.

                                        By:   /s/ Scott D. Sullivan
                                             ----------------------------
                                        Name:      Scott D. Sullivan
                                        Title:      Chief Financial
                                                 Officer and Secretary